SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Invacare Holdings Corporation
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

46124A101
(CUSIP Number)

Shulamit Leviant, Esq.
c/o Davidson Kempner Capital Management LP
520 Madison Avenue, 30th Floor
New York, New York 10022
(212) 446-4053

With a copy to:

Eleazer Klein, Esq. Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 29, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☑

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46124A101	SCHEDULE 13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON M.H. Davidson & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 60,362 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 60,362 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 60,362 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.30%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 46124A101	SCHEDULE 13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Arbitrage, Equities and Relative Value LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,062,024 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,062,024 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,062,024 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.10%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 46124A101	SCHEDULE 13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,122,386 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,122,386 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,122,386 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.40%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 46124A101	SCHEDULE 13D/A	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Anthony A. Yoseloff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,122,386 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,122,386 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,122,386 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.40%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 46124A101	SCHEDULE 13D/A	Page 6 of 10 Pages

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (“SEC”) on February 2, 2024 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D, filed by the undersigned with the SEC on February 15, 2024 (“Amendment No. 1”), amended by Amendment No. 2 to the Original Schedule 13D, filed by the undersigned with the SEC on March 15, 2024 (“Amendment No. 2”), and amended by Amendment No. 3 to the Original Schedule 13D, filed by the undersigned with the SEC on April 10, 2024 (“Amendment No. 3,” together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 4, the “Schedule 13D”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented to include the following:

The information set forth in Item 4 of this Schedule 13D/A is hereby incorporated by reference.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

As set forth in Amendment No. 3 to this Schedule 13D, the Issuer and the Reporting Persons, together with the Named Stockholders and/or their respective affiliates, previously entered into a Third Amendment to the Loan Agreement, the Master Equity Agreement and the Exchange Agreement, as those terms are defined in said Amendment No. 3. In connection with ongoing discussions regarding, among other things, the transactions contemplated by those agreements and to provide and make available further funding to the Issuer, the Reporting Persons, together with the Named Stockholders, and/or their respective affiliates, entered into with the Issuer (and, as applicable, certain of its Subsidiaries), (a) a Forbearance Agreement and Fourth Amendment to Loan and Security Agreement, dated as of October 29, 2024 (the “Fourth Amendment”; as so amended, the “Amended Loan Agreement”), (b) a Master Equity Agreement Termination Agreement, dated as of October 29, 2024 (the “Master Equity Termination Agreement”), (c) an Amended and Restated Exchange Agreement, dated as of October 29, 2024 (the “A&R Exchange Agreement”) and (d) a First Amendment to Board Observer Agreement, dated as of October 29, 2024 (the “BOA Amendment”).

The Fourth Amendment, among other things and subject to the terms and conditions set forth therein, provides for and permits: (a) additional funding by the Reporting Persons and/or their affiliates, together with the Named Stockholders and their respective affiliates, up to their proportionate share of an aggregate amount of up to $4.48 million, (b) the forbearance of certain existing and prospective defaults and events of default, and the modification of certain covenants of the Issuer and its subsidiaries, (c) the increase in the principal amount outstanding under the Amended Loan Agreement to reflect the exchange transactions with the Reporting Persons and the Named Stockholders in the aggregate amount of up to approximately $156.85 million as contemplated by the A&R Exchange Agreement described below, and (d) the accrual of PIK (payment-in-kind) interest on the additional principal amount, together with interest accrued thereon, attributable to such exchange. The source of funds for advances by the Reporting Persons or their affiliates under the Amended Loan Agreement has been and is anticipated to continue to be their working capital. The BOA Amendment amended the termination provision of the Board Observer Agreement between DKCM and the Issuer, dated as of May 5, 2023. The Board Observer Agreement was amended primarily to reflect the voting rights attributable to the new Series B Preferred Stock (as defined below).

CUSIP No. 46124A101	SCHEDULE 13D/A	Page 7 of 10 Pages

The Reporting Persons and the Named Stockholders and/or their respective affiliates, have also agreed to become a party, as additional lenders, to the Issuer’s Amended and Restated Credit Agreement, dated as of May 5, 2023, pursuant to a Forbearance Agreement and First Omnibus Amendment to Credit Agreement and Loan Documents, dated as of October 29, 2024 (the “Term Loan Amendment”, and as so amended, the “Term Loan Agreement”). Under the Term Loan Amendment, and subject to the terms and conditions thereof, the Reporting Persons and the Named Stockholders and/or their respective affiliates have agreed to loan their proportionate share of an aggregate amount of up to $7.5 million as a term loan under the Term Loan Agreement. As of the date of this report, there are no amounts outstanding to the Reporting Persons and/or their respective affiliates pursuant to the Term Loan Agreement.

The Master Equity Termination Agreement terminated the Master Equity Agreement, and the A&R Exchange Agreement modified the previously contemplated capital restructuring under the Master Equity Agreement and the Exchange Agreement. Pursuant to the A&R Exchange Agreement, effective as of October 29, 2024, the Reporting Persons, together with the Named Stockholders exchanged each share of 9.00% Series A Convertible Participating Preferred Stock of the Issuer (the “Series A Preferred Stock”) then held by such person for (i) one share of nonconvertible Series B Redeemable Preferred Stock (the “Series B Preferred Stock”) of the Issuer and (ii) an increase by approximately $26.41 of the principal amount due to the Reporting Persons and/or certain of their affiliates under the Amended Loan Agreement, which is the amount 92.5% of the sum of the liquidation preference plus the Redemption Dividend Amount (as defined in the Certificate of Designation for the 9.00% Series A Convertible Participating Preferred Stock as then in effect) accrued thereon through the date of the closing of the exchange. As a result, the Reporting Persons exchanged an aggregate of 472,865 shares of Series A Preferred Stock for 472,865 shares of Series B Preferred Stock, and the principal amount due to the Reporting Persons and/or their affiliates under the Amended Loan Agreement was increased by an aggregate of approximately $12.5 million. Following the exchange, the Reporting Persons no longer own any shares of Series A Preferred Stock.

On October 29, 2024, the Reporting Persons, together with holders representing more than a majority of the voting power of the Issuer’s issued and outstanding Series A Preferred Stock, acted by written consent in lieu of a special meeting of Series A Preferred Stockholders, among other things, (i) to approve a Certificate of Designations for the Series B Preferred Stock (the “Series B Certificate of Designations”) and (ii) to approve an Amended and Restated Certificate of Designations for the Series A Preferred Stock (the “A&R Series A Certificate of Designations”).

The following is a summary of certain provisions of the Series B Certificate of Designations.

Voting. To the fullest extent permitted by law, each share of Series B Preferred Stock entitles the holder to (i) vote together with the holders of the Series A Preferred Stock as a single class on any matters submitted to the holders of the Series A Preferred Stock for approval, and (ii) vote together with the holders of Common Stock and the Series A Preferred Stock as a single class on matters submitted to the Issuer's stockholders for approval. Each share of Series B Preferred Stock entitles the holder to have that number of votes per share that each share of Series A Preferred Stock would be entitled to, assuming a holder of Series A Preferred Stock could vote on such matter, provided that at no time will a holder have less than one vote per share of Series B Preferred Stock. The Series B Preferred Stock also retains the right to vote, as a separate class, on certain matters set forth in the Series B Certificate of Designations.

Conversion. The Series B Preferred Stock is not convertible into Common Stock or any other security.

Dividends. The Series B Preferred Stock has no dividend rights.

CUSIP No. 46124A101	SCHEDULE 13D/A	Page 8 of 10 Pages

Liquidation Preference. Upon any liquidation, dissolution or winding up of the Issuer, the Series B Preferred Stock shall be entitled to receive an amount equal to its par value, or $0.001 per share. A holder of Series B Preferred Stock has no other rights to distributions upon any liquidation, dissolution or winding up of the Issuer.

The Reporting Persons have and continue to engage in discussions with the Issuer’s management, board of directors and other stockholders with respect to the matters previously set forth in the Schedule 13D and may in the future take actions with respect to their investment in the Issuer with respect thereto.

The foregoing descriptions of the Fourth Amendment, the A&R Exchange Agreement, the Master Equity Termination Agreement, the A&R Series A Certificate of Designations, the Series B Certificate of Designations, the BOA Amendment and the Term Loan Amendment are qualified in their entirety by reference to the full text of those agreements and documents, which are attached as Exhibit 99.6, Exhibit 99.7, Exhibit 99.8, Exhibit 99.9, Exhibit 99.10, Exhibit 99.11 and Exhibit 99.12, respectively, hereto and are incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of shares of Common Stock and percentages of shares of Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D/A are calculated based upon an aggregate of 20,407,725 shares of Common Stock outstanding as of October 29, 2024, as represented by the Issuer in the A&R Exchange Agreement.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	No transactions in the shares of Common Stock were effected by the Reporting Persons during the past sixty (60) days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

(e)	Not applicable.

As a result of the Reporting Persons’ involvement in the actions described in Item 4 of the Original Schedule 13D, the Reporting Persons may be deemed to be member of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, which may consist of the Reporting Persons and the following entities (including funds and accounts managed by each entity):

Name	Common Stock
	Number of Shares Beneficially Owned(1)		% of Class
DG Capital Management, LLC	6,319,518		31.0%
Davidson Kempner Capital Management LP	2,122,386	(2)	10.4%
Endurant Capital Management LP	2,986,528		14.6%
Silverback Asset Management LLC	4,052,547		19.9%
Tenor Capital Management Co. L.P.	3,167,931		15.5%
Total	18,648,910		91.4%

(1)	Per each entity’s SEC filings.

(2)	See cover pages of this Schedule 13D/A.

CUSIP No. 46124A101	SCHEDULE 13D/A	Page 9 of 10 Pages

The “group” may be deemed to have acquired beneficial ownership of all the shares beneficially owned by each member of the “group.” As such, the “group” may be deemed to beneficially own in the aggregate 18,648,910 shares of Common Stock. The entities listed in the table in this Item 5 other than the Reporting Persons herein have been notified that such entities, and the funds and accounts managed by each entity, may beneficially own certain Common Stock and need to file separate beneficial ownership reports with the SEC related thereto. Neither the filing of this Schedule 13D/A nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owner of any of the Common Stock beneficially owned in the aggregate by other members of the “group” for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

The information set forth in Item 4 of this Schedule 13D/A is hereby incorporated by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented to include the following:

Exhibit 99.6:	Forbearance Agreement and Fourth Amendment to Loan and Security Agreement, dated as of October 29, 2024 (incorporated by reference to Exhibit 6 of the Schedule 13D/A filed by Tenor Capital Management Co. L.P. with the SEC on October 30, 2024).

Exhibit 99.7:	Amended and Restated Exchange Agreement, dated as of October 29, 2024 (incorporated by reference to Exhibit 7 of the Schedule 13D/A filed by Tenor Capital Management Co. L.P. with the SEC on October 30, 2024).

Exhibit 99.8:	Master Equity Termination Agreement, dated as of October 29, 2024 (incorporated by reference to Exhibit 8 of the Schedule 13D/A filed by Tenor Capital Management Co. L.P. with the SEC on October 30, 2024).

Exhibit 99.9:	Amended and Restated Certificate of Designations of 9.00% Series A Convertible Participating Preferred Stock, dated October 29, 2024 (incorporated by reference to Exhibit 9 of the Schedule 13D/A filed by Tenor Capital Management Co. L.P. with the SEC on October 30, 2024).

Exhibit 99.10:

Certificate of Designations of Series B Redeemable Preferred Stock, dated

October 29, 2024(incorporated by reference to Exhibit 10 of the Schedule 13D/A filed by Tenor Capital Management Co. L.P. with the SEC on October 30, 2024).

Exhibit 99.11	Form of First Amendment to Board Observer Agreement, dated October 29, 2024 (incorporated by reference to Exhibit 11 of the Schedule 13D/A filed by Tenor Capital Management Co. L.P. with the SEC on October 30, 2024).

Exhibit 99.12:	Forbearance Agreement and First Omnibus Amendment to Credit Agreement and Loan Documents, dated as of October 29, 2024 (incorporated by reference to Exhibit 12 of the Schedule 13D/A filed by Tenor Capital Management Co. L.P. with the SEC on October 30, 2024).

CUSIP No. 46124A101	SCHEDULE 13D/A	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: October 31, 2024	/s/ Anthony A. Yoseloff
ANTHONY A. YOSELOFF, (i) individually, (ii) as Executive Managing Member of: (a) Davidson Kempner Capital Management LP and (b) Davidson Kempner Liquid GP Topco LLC, as Managing Member of (1) M.H. Davidson & Co. GP, L.L.C., as General Partner of M.H. Davidson & Co. and (2) Davidson Kempner Multi-Strategy GP II LLC, as General Partner of Davidson Kempner Arbitrage, Equities and Relative Value LP.